Exhibit (a)(1)(iii)

INSTRUMENT OF TRANSFER

We:	Name: Address:

(hereinafter called the “Transferor”) in exchange of good and valuable consideration received by the Transferor from:

Name:	Otkritie Investments Cyprus Limited Griva Digeni 105, 1st floor Flat/Office 102C 3101, Limassol Republic of Cyprus

(hereinafter the “Transferee”) do hereby transfer to the said Transferee the shares shown in the schedule hereto held by me in the undertaking called

QIWI PLC

to hold unto the said Transferee his executors, administrators and assigns. AND WE, the said Transferee, do hereby agree to take the said shares in the aforementioned undertaking.

Date: ________________________

SCHEDULE

No of Class В Shares: ___________

Nominal value of each share: EUR 0.0005

For and on behalf of the Transferor	For and on behalf of the Transferee

Name:	Name:
Title:	Title:

Witnessed to the signature of the Transferor:	Witnessed to the signature of the Transferee:

Name:	Name:
Address:	Address:
Passport No.:	Passport No.: